Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS, LIQUIDITY AND CASH FLOWS

Interim Results of Operations

Six months ended June 30, 2022 compared to six months ended June 30, 2021

Total revenues for H1, 2022 were US$37.2 million, which compares to US$51.4 million in H1, 2021, a decrease of US$14.2 million and which were broken down as follows:

	2022 H1	2021 H1	Increase / (decrease)
	US$’000	US$’000%
Clinical Laboratory products	29,534	43,509	(32.1)%
Clinical Laboratory services	3,702	4,082	(9.3)%
Point-of-Care products	4,004	3,846	4.1%
Total	37,240	51,437	(27.6)%

Clinical Laboratory product revenues decreased from US$43.5 million in H1, 2021 to US$29.5 million in H1 2022, which represents a decrease of 32.1%. This decrease is mainly due to lower revenues from within our COVID-19 related portfolio of products, in particular our PCR Viral Transport Media (“VTM”) products. Sales volumes for PCR VTM products have decreased since the first half of 2021 due to a significant scaling down of PCR testing programs for Covid-19.

Partly offsetting the decrease in COVID-19 related revenues was a 10% increase in our revenues for our Haemoglobins business in H1 2022 compared to H1 2021, which was driven by an over 25% increase in revenues for diabetes products. The increase in our Haemoglobins revenues was achieved despite a voluntary recall of our ultra² Resolution Variant System from the United States market in 2021.  It is expected that the withdrawal from this market will be temporary as we have developed the Premier Resolution as a successor instrument to the ultra² Resolution Variant System and this has already been launched in various jurisdictions outside the United States. We expect to obtain 510(k) approval for this successor instrument in 2023 which will allow us to market this instrument in the United States.

Clinical laboratory services revenues decreased from US$4.1 million in H1 2021 to US$3.7 million, a decrease of 9.3%. This relates to our New York reference laboratory which offers laboratory-testing services for autoimmune disorders, such as Sjogren’s syndrome, hearing loss, celiac disease, lupus, rheumatoid arthritis and systemic sclerosis. Revenues for our proprietary Sjogren’s syndrome test increased 15% compared to H1, 2021. However, this was more than offset by the ending of certain other testing carried out for high-volume customers; with these customers deciding to transfer this testing to their own laboratories.

Point-of-Care revenues for H2, 2022 increased from US$3.8 million to US$4.0 million when compared to H1, 2021, an increase of 4.1%. This increase was attributable to higher revenues for the rapid syphilis tests in the United States.

Gross profit for H1, 2022 amounted to US$13.8 million, representing a gross margin of 37.0%. This is 5.6% lower than in H1, 2021. Gross margin remains susceptible to product mix changes, geographic spread, currency fluctuations and product level variation. The reduction was largely due to sales mix changes with a lower proportion of PCR VTM products for which the margins are higher than average.

Other operating income decreased from US$2.9 million in H1, 2021 to US$1 thousand in H1, 2022. The US$2.9 million other operating income relates to loan funding received in 2020 under the U.S. government’s Paycheck Protection Program (“PPP”). Four PPP loans received by the Company in 2020, totalling US$2.9 million, were forgiven during H1,2021 and were therefore recognised as income in H1, 2021. No funding was received under the U.S. government’s PPP program in the six-months ended June 30, 2022.

Research and Development expenses declined from US$2.5 million, to US$2.0 million when compared to H1, 2021, a decrease of 21.8% due to our lower headcount. Meanwhile, Selling, General and Administrative (SG&A) expenses increased by US$0.2 million to US$13.2 million when compared to H1, 2021, representing an increase of 1.5%.

The Company recognised a non-cash impairment charge of US$0.5 million in H1, 2022 (H1, 2021: US$6.1 million). In accordance with IAS 36, Impairment of Assets, the Group carries out periodic impairment reviews of its asset carrying values. There are a number of factors taken into account in calculating the impairment, including the Company’s period-end share price, calculation of the cost of capital, and future projected cash flows for individual cash-generating units in the business.  In addition, the Company examines individual development project assets for indicators of impairment.  The non-cash impairment charge of US$519,000 has been recognized against the following assets: property plant & equipment US$37,000 and prepayments of US$482,000. The impairment test performed as at June 30, 2022 identified an impairment loss in two cash generating units, namely, Biopool US Inc, and Trinity Biotech Do Brasil.

Operating loss for the H1, 2022 was US$1.9 million, compared to an operating profit of US$3.3 million in H1, 2021. The reduction in profitability was attributable to decreased revenues, lower gross margins, lower other operating income, partly offset by lower impairment charges.

Financial expenses in H1, 2022 were US$20.3 million compared to US$2.7 million in H1, 2021, an increase of US$17.6 million.  The increase is mainly due to two material non-recurring expenses incurred in H1 2022. Firstly, we recorded a loss of US$9.7 million on the disposal of the Exchangeable Notes. In January 2022, the Company retired approximately US$99.7 million of the Exchangeable Notes. The accounting measure of total consideration for the retirement of the Exchangeable Notes was US$92.9 million, consisting of cash consideration of US$86.7 million and the issuance of ADSs with a market value at the date of issue of US$6.13 million. The Exchangeable Notes were treated as a host debt instrument under IFRS with embedded derivatives attached. The embedded derivatives related to a number of put and call options which were measured at fair value in the Income Statement. On initial recognition in 2015, the host debt instrument was recognised at the residual value of the total net proceeds of the bond issue less fair value of the embedded derivatives. Subsequently, the host debt instrument was measured at amortised cost using the effective interest rate method. At date of disposal, the carrying value of the extinguished Exchangeable Notes was US$83.2 million. As the IFRS measure of consideration was higher byUS$9.7 million, the resulting loss on disposal was recorded as a once-off charge in the Income Statement in H1 2022.

Secondly, the Company made an early partial settlement of the Term Loan of US$34.5 million and in accordance with the Term Loan’s credit agreement, there was an early repayment penalty of US$3.45 million. A cash payment of this amount was made during H1, 2022.

The remaining increase in financial expenses is due to the debt re-financing which took place at the end of January 2022. Exchangeable Notes with a coupon rate of 4.0% were replaced by a senior secured term loan with an interest rate of approximately 12%. Cash interest on the term loan in H1, 2022 was US$3.6 million, compared to US$2.0 million for the Exchangeable Notes in H1, 2021. The accretion interest on the senior secured term loan was US$2.5 million in H1, 2022 and this includes a one-off charge of US$2.1 million because the Company made of the aforementioned early partial settlement of the Term Loan, which resulted in an acceleration of the accretion interest expense.

Financial Income in H1 2022 was zero. In H1 2021, US$1.0 million of financial income was recorded relating to the decrease in the fair value of the embedded derivatives liability related to the Exchangeable Notes.

The loss before tax for H1, 2022 was US$22.2 million, in comparison to a profit of US$1.6 million for the equivalent period in 2021. In H1 2022, we benefitted from an income tax credit of US$0.2 million, compared to a tax charge of US$0.8 million in H1 2021.

The loss after tax for the first half of 2022 was US$22.0 million (H1, 2021: profit of US$0.8 million), or a Loss per ADR of $0.75.

Liquidity and Capital Resources

The Group’s capital structure is a mixture of debt and equity. In the first half of 2022, the Group principally financed its operations from internal resources, the Term Loan and an investment from the MiCo Group in the form of a convertible note and an equity investment.

Exchangeable Notes

The Group originally issued US$115.0 million of 30-year Exchangeable Notes in 2015. The Exchangeable Notes are senior unsecured obligations and accrue interest at an annual rate of 4%, payable semi-annually in arrears. In August 2018, the Group purchased $15.1 million of the exchangeable notes. The nominal amount of the debt since this purchase has been US$99.9 million. The Exchangeable Notes are convertible into ordinary shares of the parent entity at the applicable exchange rate, at any time prior to the close of business on the second business day immediately preceding the maturity date, at the option of the holder, or repayable on April 1, 2045. The conversion rate is 47.112 ADSs per $US1,000 principal amount of notes, equivalent to an exchange price of approximately US$21.88 per ADS. The Exchangeable Notes include a number of non-financial covenants, all of which were complied with at December 31, 2021.

In December 2021, we entered into agreements with five holders of the Exchangeable Notes for the repurchase of approximately 99.7% of the outstanding notes. The agreements were conditioned on certain lending conditions being met and required shareholder approval, which was obtained in January 2022.  In January 2022, we paid approximately US$86.7 million to the five note holders, using funds from a new term loan from Perceptive Advisors and the Company’s own cash resources. We also issued a total of 5.3 million ADSs to the five note holders as partial consideration for the exchange of the notes. The remaining outstanding amount owing for Exchangeable Notes at June 30, 2022 is $210,000.

Term Loan with Perceptive Advisors

In December 2021, the Company and its subsidiaries entered into a $81.3 Term Loan with Perceptive Advisors, an investment manager with an expertise in healthcare.  The Term Loan was drawn down in January 2022, when the necessary shareholder approvals were obtained.

The 48-month Term Loan will mature in January 2026 and accrues interest at an annual rate equal to 11.25% plus the greater of (a) one-month LIBOR (changed to the Term SOFR Reference Rate effective from October 28, 2022) and (b) one percent per annum, and interest is payable monthly in arrears in cash.  The Term Loan does not require any amortization, and the entire unpaid balance will be payable upon maturity.

In connection with the Term Loan the Company agreed to issue warrants to Perceptive Advisors for 2.5 million of the Company’s ADSs.  The per ADS exercise price of the Warrants is US$1.30. The warrants are exercisable, in whole or part, until the seventh anniversary of the date of drawdown of the funding under the Term Loan.

At the discretion of the Company, the Term Loan can be repaid, in part or in full, at a premium before the end of the four-year term. In May 2022, the Company repaid US$34.5 million of the Term Loan principal and incurred an early payment penalty of approximately US$3.5 million, which has been recorded as a financial expense in the period ended June 30, 2022. The outstanding principal amount owing for the term loan at June 30, 2022 is approximately US$47 million.

Investment by MiCo Group

In May 2022, the Company announced a US$45.2 million strategic investment from MiCo, a KOSDAQ-listed and Korea-based company. MiCo is engaged in the biomedical business through its affiliate MiCo BioMed. The investment consists of an equity investment of US$25.2 million and a seven-year, unsecured junior convertible note of US$20.0 million. The convertible note has an interest rate of 1.5%. The convertible note mandatorily converts into ADSs if the volume weighted average price of the Company’s ADSs is at or above US$3.24 for any five consecutive NASDAQ trading days. For further details on the convertible note, refer to the Company’s Form 6-K filings with the SEC on April 11, 2022.

Cash and cash equivalents

At June 30, 2022, the cash and cash equivalents balance was US$10.5 million. In the future, the amount of cash generated from operations will depend on a number of factors which include the following:

•	The ability of the Group to continue to generate revenue growth from its existing product lines and from new products following the successful completion of its development projects;

•	The ability of the Group to mitigate the negative impacts of the Covid-19 pandemic and maximize the opportunities to sell our Covid-19 related portfolio of products;

•	The extent to which capital expenditure is incurred on additional property plant and equipment;

•	The level of investment required to undertake both new and existing development projects; and

•	Successful working capital management in the context of an expected growing business.

Liquidity

In the Directors’ opinion, the Group will have access to sufficient funds to support its existing operations for at least the next 12 months by utilising existing cash resources and cash generated from operations and external financing. The directors have considered the Group’s current financial position and cash flow projections, taking into account all known events and developments including the Covid-19 pandemic.

Cash Flows

As at June 30, 2022, our consolidated cash and cash equivalents were US$10.5 million. Our cash and cash equivalents consist primarily of cash in bank accounts and short-term deposits.

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities.

	Six months ended June 30,
	2022 US$‘000	2021 US$‘000
Net cash inflow/(outflow) from operating activities	(3,428)	7,211
Net cash outflow from investing activities	(3,516)	(4,257)
Net cash outflow from financing activities	(8,547)	(1,706)
Effects of exchange rate movements on cash held	34	43

Net (decrease)/increase in cash and cash equivalents and short-term investments	(15,457)	1,291

Operating Activities

Net cash used by operating activities for the six months ended June 30, 2022 amounted to US$3.4 million (six months ended June 30, 2021 net cash generated by operating activities: US$7.2 million), a decrease of US $10.6 million. The decrease in net cash generated from operating activities of US$10.6 million is attributable to an increase in working capital outflows of US$2.2 million and a decrease in operating cash flows before changes in working capital of US$8.4 million and a decrease in interest and taxes received of US$0.1 million. The decrease in operating cash flows before changes in working capital is primarily driven by a lower profitability during the current period. The working capital outflow increase, when compared to the prior year, is due to a decrease in cash inflows for trade and other receivables of US$8.1 million, partially offset by reduced outflows in trade and other payables of US$1.5 million and inventories of US$4.4 million.

Investing Activities

Net cash outflows from investing activities for the six months ended June 30, 2022 amounted to US$3.5 million (six months ended June 30, 2021: US$4.3 million) which were principally made up as follows:

•
Payments to acquire intangible assets of US$3.2 million (six months ended June 30, 2021: US$3.3 million), which principally related to development expenditure capitalised as part of the Group’s on-going product development activities; and

•
Acquisition of property, plant and equipment of US$0.3 million (six months ended June 30, 2021: US$1.0 million) incurred as part of the Group’s investment programme for its manufacturing and distributing activities, and placement of instruments.

Financing Activities

Net cash outflows from financing activities for the six months ended June 30, 2022 amounted to US$8.5 million (six months ended June 30, 2021: outflows of US$1.7 million). This outflow is due to the payment of US$86.7 million for the retirement of the Exchangeable Notes, the partial early settlement of the Term Loan plus a penalty of US$38.0 million, payments for lease liabilities of US$1.5 million, interest payment of $5.0 million, refinancing costs US$2.4 million, partly offset by proceeds of issuance of shares of US$25.0 million and draw down of Term Loan of US$80.0 million (net of associated costs) and proceeds of US$20 million from convertible note issued to MiCo. In the six months ended June 30, 2021, the outflow was due to the payment of lease liabilities of US $1.5 million, an interest payment on the Exchangeable Notes of US$2.0 million, partially offset by the receipt of loans under the U.S. government’s PPP of US$1.8 million.